亞洲水泥股份有限公司
ASIA CEMENT CORPORATION



31ST FLOOR ... HWA SOUTH ROAD, SEC. ... TELEX: 1 ... FAX NO: ...ENT TAIPE



03022123

RULE12G3-2(B)EXEMPTION NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK
台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

SUPPL

SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY") - RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

MAY 13, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. *the ACC's public announcement of the brief operation report for the month of April 2003.*
2. *the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of April 2003.*

Yours faithfully,

Herman Wang

Herman M. Wang
Assistant Manager of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

dlw 6/3

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE、GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2003.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2003	2002	INCREASE OR (DECREASE)	%
INVOICES AMOUNT	Apr.	621,465	837,020	-215,555	-25.75%
	Jan. TO Apr.	2,679,986	3,634,830	-954,844	-26.27%
NET SALES AMOUNT	Apr.	782,012	969,216	-187,204	-19.31%
	Jan. TO Apr.	3,126,966	3,693,390	-566,424	-15.34%
GUARANTEES OF NOTES	Apr.	5,035,726	6,375,736	-1,340,010	-21.02%
GUARANTEES OF NOTES(SUBSIDIARIES)	Apr.	3,917,138	-	-	-

THE BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

THE UPPER LIMITATION OF LOAN TO OTHERS IS 17,938,380THOUSAND.